UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2019

Milacron Holdings Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction

of incorporation)

001-37458	80-0798640
(Commission File Number)	(IRS Employer Identification No.)

10200 Alliance Road, Suite 200 Cincinnati, Ohio	45242
(Address of principal executive offices)	(Zip Code)

(513) 487-5000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	MCRN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§203.405 of this chapter or Rule 12b-2 of the Securities Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financing accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

On July 12, 2019, Milacron Holdings Corp. (“Milacron”), Hillenbrand, Inc. (“Hillenbrand), and Bengal Delaware Holding Corporation, a wholly owned subsidiary of Hillenbrand (“Merger Sub”), entered into an Agreement and Plan of Merger (as amended from time to time, the “merger agreement”) that provides for the acquisition of Milacron by Hillenbrand (the “merger”). Subject to approval of Milacron stockholders and the satisfaction or (to the extent permitted by law) waiver of certain other closing conditions, Hillenbrand will acquire Milacron through the merger of Merger Sub with and into Milacron, with Milacron surviving the merger and becoming a wholly owned subsidiary of Hillenbrand.

In connection with the merger, on September 10, 2019, Hillenbrand filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (as amended by Amendment No. 1 to Form S-4 filed on October 11, 2019) to register the shares of Hillenbrand’s common stock to be issued in connection with the merger. The registration statement includes a prospectus of Hillenbrand and proxy statement of Milacron (the “Proxy Statement/Prospectus”) dated as of October 18, 2019 and filed with the SEC on October 18, 2019. Milacron commenced mailing the Proxy Statement/Prospectus to its stockholders on or about October 21, 2019.

Following the announcement of the merger, as of the date of this Current Report on Form 8-K, four putative class action complaints have been filed by purported stockholders of Milacron. On October 1, 2019, the first putative class action complaint was filed by a purported stockholder of Milacron in the United States District Court for the District of Delaware, captioned Sabatini v. Milacron Holdings Corp., et al, Civil Action No. 1:19-cv-01846, against Milacron, the members of the Milacron board of directors, Hillenbrand and Merger Sub. On October 14, 2019, the second putative class action complaint was filed by a purported stockholder of Milacron in the United States District Court for the District of Delaware, captioned Krieger v. Milacron Holdings Corp., et al, Civil Action No. 1:19-cv-01943, against Milacron and the members of the Milacron board of directors. On October 16, 2019, the third putative class action complaint was filed by a purported stockholder of Milacron in the United States District Court for the Eastern District of New York, captioned Akerman v. Milacron Holdings Corp., et al., Civil Action No. 1:19-cv-05841, against Milacron, the members of the Milacron board of directors, Hillenbrand and Merger Sub. On October 29, 2019, the fourth putative class action complaint was filed by a purported stockholder of Milacron in the United States District Court for the Southern District of New York, captioned Bushansky v. Milacron Holdings Corp., et. al, Civil Action No. 1:19-cv-10022, against Milacron and the members of the board of directors. The complaints in these four cases allege that, among other things, the defendants violated Sections 14(a) and 20(a) of the Exchange Act, and Rule 14a-9 promulgated under the Exchange Act, by omitting or misrepresenting certain allegedly material information in the Proxy Statement/Prospectus. The complaints seek, among other things, injunctive relief preventing the consummation of the merger, rescissory damages or rescission in the event the merger is consummated and plaintiff’s attorneys’ and experts’ fees. We refer to the four lawsuits collectively as the “Merger Litigation”.

Milacron, Hillenbrand and the other defendants believe the allegations and claims asserted in the Merger Litigation are without merit and supplemental disclosures are not required or necessary under applicable laws. However, in order to avoid the risk of the Merger Litigation delaying or otherwise adversely affecting the transactions and to minimize the costs, risks and uncertainties inherent in defending the Merger Litigation, and without admitting any liability or wrongdoing, Milacron and Hillenbrand are hereby voluntarily supplementing the Proxy Statement/Prospectus as described in this Current Report on Form 8-K. Milacron, Hillenbrand and the other named defendants deny that they have violated any laws or breached any duties to Milacron’s stockholders or Hillenbrand’s shareholders, as applicable. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

These supplemental disclosures will not affect the merger consideration to be received by stockholders of Milacron in connection with the merger or the timing of the special meeting of the stockholders of Milacron scheduled for November 20, 2019, at 9:00 a.m. Eastern Time, at the offices of Ropes & Gray LLP located at 1211 Avenue of the Americas, New York, New York, 10036. The Milacron board of directors continues to recommend that Milacron’s stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger contemplated thereby, “FOR” the proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Milacron’s named executive officers in connection with the merger contemplated by the merger agreement and “FOR” the proposal to proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger proposal.

Supplemental Disclosures to Proxy Statement/Prospectus in Connection with the Merger Litigation

The additional disclosures (the “supplemental disclosures”) in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus, which in turn should be read in its entirety. To the extent that information set forth in the supplemental disclosures differs from or updates information contained in the Proxy Statement/Prospectus, the information in this Current Report on 8-K shall supersede or supplement the information contained in the Proxy Statement/Prospectus. All page references are to the Proxy Statement/Prospectus and capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

1.

The disclosure in the three sentences immediately preceding the table on page 75 (such table comprised of the row “Milacron Discounted Cash Flow Analysis”) of the Proxy Statement/Prospectus is hereby amended and restated as follows:

“The Milacron after-tax unlevered free cash flows were calculated by taking the Consolidated Adjusted EBITDA for the six months ending December 31, 2019 and each of the fiscal years 2020 through 2023 as set forth in the Milacron forecasts described in the section “—Certain Unaudited Prospective Financial Information”, and utilizing extrapolations of such Milacron forecasts for fiscal year 2024, which were created in conjunction with Milacron management and determined by: (i) applying an annualized growth rate of 5.0% to revenue, (ii) using EBITDA margins of 21.5%, (iii) holding constant the percentage of revenue attributable to stock-based compensation and (iv) in Barclays’ professional judgment and experience, applying historical growth rates by business segment to capital expenditures and net working capital, in each case for fiscal year 2024, consistent with fiscal years 2020 through 2023, so as to be able to conduct a five year discounted cash flow analysis, and subtracting stock-based compensation expenses, depreciation and amortization, taxes at an assumed effective tax rate of 22.5% per Milacron management and capital expenditures, adding depreciation and amortization, and adjusting for changes in working capital (such calculation referred to herein as the Milacron after-tax unlevered free cash flows). The range of after-tax discount rates of 10.0% to 12.0% was selected based on an analysis of the weighted average cost of capital, which is referred to as WACC, of Milacron, the Milacron Core Comps and Hillenbrand. Barclays derived its WACC range for Milacron by reviewing certain metrics of Milacron, the Milacron Core Comps and Hillenbrand, including a five-year raw historical weekly beta per Bloomberg (as of July 9, 2019), book value of debt and market value of equity, each based on market data as of July 10, 2019, total capitalization, debt to equity ratio, debt in relation to debt plus equity, cost of debt, a 21% marginal tax rate for each of Milacron and Hillenbrand, marginal tax rates for comparable companies using an assumed marginal tax rate and unadjusted levered beta. Barclays then calculated a range of implied prices per share of Milacron, rounded to the nearest $0.50, by subtracting Milacron debt net of cash on hand as of March 31, 2019, which was an amount equal to approximately $634 million, as provided by Milacron management, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Milacron common stock as indicated in the table below. For purposes of Barclays’ discounted cash flow analysis, based on information provided by Milacron management, Barclays assumed there were approximately 73.3 million shares of Milacron common stock outstanding on a fully diluted basis.”

2.

The disclosure in the fourth, fifth and sixth sentences of the last paragraph (such paragraph beginning with “In order to estimate…”) on page 75, continuing to page 76, of the Proxy Statement/Prospectus is hereby amended and restated as follows:

“The Hillenbrand after-tax unlevered free cash flows were calculated by taking Consolidated Adjusted EBITDA for the six months ending December 31, 2019 and each of the fiscal years 2020 through 2023 as set forth in the Hillenbrand forecasts described in the section “—Certain Unaudited Prospective Financial Information”, as adjusted for taxes, and subtracting capital expenditures and adjusting for changes in working capital and utilizing extrapolations of such Hillenbrand forecasts for fiscal year 2024, which were determined by: (i) applying an annualized growth rate of 2.8% to revenue, (ii) EBITDA margins of 19.6% and (iii) holding constant the percentage of revenue attributable to capital expenditures and changes in net working capital, in each case for fiscal year 2024, were consistent with fiscal years 2020 through 2023, so as to be able to conduct a five year discounted cash flow analysis, (such calculations being calendarized for a fiscal year end on December 31 to match Milacron’s fiscal year end and referred to herein as the Hillenbrand after-tax unlevered free cash flows). The range of after-tax discount rates of 10.0% to 12.0% was selected based on an analysis of the WACC of Hillenbrand, the Hillenbrand Comps and Milacron. Barclays derived its WACC range for Hillenbrand by reviewing certain metrics of Hillenbrand, the Hillenbrand Comps and Milacron, including a five-year raw historical weekly beta per Bloomberg (as of July 9, 2019), book value of debt and market value of equity, each based on market data as of July 10, 2019, total capitalization, debt to equity ratio, debt in relation to debt plus equity, cost of debt, a 21% marginal tax rate for each of Milacron and Hillenbrand, marginal tax rates for comparable companies using an assumed marginal tax rate and unadjusted levered beta. Barclays then calculated a range of implied prices per share of Hillenbrand, rounded to the nearest $0.50, by subtracting Hillenbrand debt net of cash on hand and noncontrolling interest as of March 31, 2019, which was an amount equal to approximately $303 million and $13 million, respectively, based on publicly available financial data that Barclays obtained from public filings, from the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of shares of Hillenbrand common stock as indicated in the table below. For purposes of Barclays’ discounted cash flow analysis, based on information provided by Hillenbrand management, Barclays assumed there were approximately 63.8 million shares of Hillenbrand common stock outstanding on a fully diluted basis.”

3.	The disclosure in the last sentence of the second paragraph on page 78 under the heading “General” of the Proxy Statement/Prospectus is hereby amended and restated as follows:

“Specifically, in the past two years, Barclays performed the following investment banking and financial services to Milacron for which it received aggregate investment banking fees of approximately $3.5 million: Barclays acted as joint book-running manager on Milacron’s offering of common stock in May and January of 2017 and joint lead arranger and joint bookrunner on Milacron’s Term Loan B refinancing in February 2017 and provided certain interest rate hedging services in connection therewith. In the past two years, none of Barclays nor any of its affiliates have received any fees from Hillenbrand for any investment banking services.”

4.

The disclosure under the heading “Certain Unaudited Prospective Financial Information” on page 79 of the Proxy Statement/Prospectus is hereby amended and supplemented by adding the following after the first sentence of the second paragraph:

“In connection with the Milacron Board’s evaluation of the merger and other strategic alternatives, Milacron’s management did not prepare prospective financial information for the fiscal year ending December 31, 2024.”

5.	The disclosure on page 80 prior to the second full paragraph (such paragraph beginning with “In addition, in connection…”) of the Proxy Statement/Prospectus is hereby amended and restated as follows:

“The following is a summary of the Milacron forecasts (based on Milacron’s fiscal year ended December 31, in millions):

(Dollars in Millions)

	FY 2019E(1)	FY 2020E	FY 2021E	FY 2022E	FY 2023E
Consolidated Revenue	$1,152	$1,231	$1,315	$1,404	$1,504

Consolidated Gross Profit	$410	$446	$480	$518	$560
Less: Selling, General and Administrative Costs (2)	$(227)	$(244)	$(261)	$(278)	$(298)
Less: Amortization	$(25)	$(27)	$(30)	$(32)	$(35)
Less: Other Operating Expenses (3)	$(2)	$(2)	$(2)	$(2)	$(2)

Consolidated Operating Income (4)	$156	$173	$188	$206	$225
Plus: Depreciation	$27	$29	$32	$35	$38
Plus: Amortization	$25	$27	$30	$32	$35

Consolidated Operating EBITDA (EBITDA) (non-GAAP) (5)	$208	$229	$249	$273	$298
Plus: Stock-Based Compensation	$10	$11	$12	$13	$13
Plus: Other EBITDA Adjustments (6)	$4	$5	$5	$5	$5

Consolidated Adjusted EBITDA (non-GAAP) (7)	$223	$245	$266	$291	$317
Less: Capital Expenditures	$(35)	$(36)	$(36)	$(38)	$(41)
Plus/Less: Change in Net Working Capital	$5	$(13)	$(14)	$(16)	$(18)

Consolidated Operating Free Cash Flow (non-GAAP) (8)	$193	$195	$216	$236	$257

Consolidated Unlevered Free Cash Flow (non-GAAP) (9)	$144	$141	$157	$172	$187

(1)	Includes a pro forma adjustment for the sale of its blow molding business in fiscal year 2019.
(2)	Includes selling and marketing expenses, administrative and general expenses, and research and development expenses.
(3)	Includes impacts of foreign currency gains and losses.
(4)	Total gross profit, plus selling, general and administrative costs, plus amortization and other operating expenses, or “Operating Income.”
(5)	Operating Income, as adjusted for depreciation and amortization, or “EBITDA.”
(6)

Adjustments for professional services, currency effect on intercompany advances, organizational redesign, discontinued operations, discontinued product lines and other immaterial costs, or “Other EBITDA Adjustments.”

(7)	Operating Income, as adjusted for depreciation and amortization, stock-based compensation and Other EBITDA Adjustments, or “Adjusted EBITDA.”
(8)

Operating Income, as adjusted for depreciation and amortization, stock based compensation, Other EBITDA Adjustments, capital expenditures and change in net working capital, or “Operating Free Cash Flow.”

(9)

Unlevered Free Cash Flow is calculated as Adjusted EBITDA, less stock-based compensation, less Other EBITDA Adjustments, less taxes at an assumed effective tax rate of 22.5%, less Capital Expenditures and adjusted for Changes in Net Working Capital. While Unlevered Free Cash Flow was not separately listed as a discrete line item in the Milacron forecasts or provided to Hillenbrand, it was used by Barclays (without removal of Other EBITDA Adjustments) in connection with the rendering of its opinion to the Milacron Board and in performing its related financial analyses, as described above under the heading “—Opinion of Milacron’s Financial Advisor,” and is being provided in this proxy statement/prospectus for informational purposes.”

Cautionary Statement

This report contains statements, including statements regarding the proposed acquisition of Milacron by Hillenbrand, that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Hillenbrand has filed with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes the Proxy Statement/Prospectus, and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement became effective on October 18, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive Proxy Statement/Prospectus has been sent to Milacron’s stockholders. Investors and security holders may obtain the registration statement and the Proxy Statement/Prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000.

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the Proxy Statement/Prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other readers should read the Proxy Statement/Prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MILACRON HOLDINGS CORP.

By:	/s/ Hugh C. O’Donnell
Name:	Hugh C. O’Donnell
Title:	Vice President, General Counsel and Secretary

Date: November 8, 2019